May 9, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams

Re:	T3 Motion, Inc. Amendment No. 8 to the Registration Statement on Form S-1 Filed May 9, 2011 File No. 333-171163
Dear Mr. McWilliams:
          On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 6, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
General
1.	We note new disclosure that you intend to enter into, with purchasers of $500,000 or more of the units, investor agreements that provide for redemption and cash payment rights unavailable to other purchasers. It appears that the investor agreements are separate securities. Please register the investor agreements as separate securities in the fee table and revise the prospectus throughout accordingly. Additionally, please have counsel revise the legal opinion to cover the investor agreements.

Response: We have deleted the redemption and cash payment rights from the investor agreements. We respectfully submit that the investor agreements even with such rights were not securities, but rather a liquidated damages provision for the protection of the investors against subsequent actions by the Company which would have lowered the value of their securities.. There was no “common enterprise” with “an expectation of profit” involved. But especially with the deletions of the redemption and cash payments discussed above, there is truly neither any “common enterprise” nor “any expectation of profit” from the negative covenant agreements. Therefore, we believe that the investor agreements are not separate securities.
Prospectus Summary, page 1
The Offering, page 5
2.	We note that you intend to enter into contractual agreements with major investors and certain insiders purchasing $500,000 or more of your units which will require, among other things, that you to redeem under certain circumstances outstanding Class H and I warrants for cash. In light of the cash settlement provisions, please tell us and revise the filing to disclose your planned accounting treatment for such redemption rights. If you do not believe the cash settlement provisions result in any accounting consequence, please explain to us and revise your filing to specifically state the reason(s) as to why. In either case, please provide us with the authoritative guidance that you relied upon in determining your accounting treatment or lack thereof. Please note that we do not consider the fact that the rights being granted to the $500,000 investors pursuant to the agreement are contractual in nature and are separate from the warrants to be a substantive reason to conclude that no accounting is required for the redemption rights. We may have further comment upon receipt of your response.

Response: We have revised the form of negative covenant agreement to remove the redemption clause. Therefore, we believe there is no further accounting treatment necessary from the negative covenant agreement.
3.	Furthermore, assuming a satisfactory response, please revise your notes to the pro forma consolidated financial information to include a discussion of the redemption rights and planned accounting treatment, if any.

Response: Please see our response to question 2. We have removed the redemption rights.
Management’s Discussion and Analysis
Recent Financial Results, page 68
4.	We note new disclosure of preliminary net revenues and backlog for the quarter ended March 31, 2011. With a view to revised MD&A disclosure, please tell us whether the trends evidenced by the partial preliminary financial measures are consistent with trends discussed in MD&A. We note in this regard that the preliminary net revenue range appears to represent a downward trend when compared to the prior period and increased backlog compared to the period ended December 31, 2010. Also, please tell us why you are only able to provide partial or preliminary information at the time of the offering.

Response: Please note that we have provided additional disclosure regarding the trends in net revenues in the recent financial developments section. Also note, that the trends discussed are consistent with the trends for the year ended December 31, 2010 as disclosed in the MD&A and are primarily due to our cash position and our inability to adequately purchase parts on a timely basis. With the completion of this offering, we will have the cash necessary to purchase parts and ship product from our backlog. We also disclosed that we anticipate filing our Form 10-Q for the quarter ended March 31, 2011 on May 16, 2011.
5.	Additionally, please confirm that if the financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, you will include them in the filing. Refer to Topic 1220.1 of the Division of Corporation Finance Financial Reporting Manual, available at http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.shtml, for guidance.
Response: We confirm that the financial statements for the most recently completed period are not currently available. If they become available prior to the effective date of the registration statement, we will include them in the filing.
* * * * *
          We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours, LKP Global Law, LLP /s/ Ryan S. Hong Ryan S. Hong, Esq.